UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 June 2020

Release Number	06/20

David Lamont appointed Chief Financial Officer

BHP Chief Executive Officer, Mike Henry, today announced the appointment of David Lamont as Chief Financial Officer (CFO) of BHP, effective 1 December 2020. As CFO, Mr Lamont will also join BHP’s Executive Leadership Team.

Mr Lamont has been the CFO of the ASX-listed global biotech company CSL Limited since January 2016. Prior to joining CSL, Mr Lamont was the CFO and an Executive Director at MMG from 2010. He previously served as CFO for several other multinational public companies across a range of industries, including OZ Minerals Limited, PaperlinX Limited and Incitec Pivot Limited.

Mr Lamont also held senior roles at BHP between 2001 and 2006, including CFO of the company’s Carbon Steel Materials and Energy Coal businesses. He began his career as an accountant at Deloitte.

Peter Beaven will continue as CFO until 30 November 2020 to provide ongoing leadership through to Mr Lamont’s commencement, and will support Mr Lamont with handover into early 2021, after which he will leave BHP.

Mr Henry said: “David has built a strong track record of financial management with publicly traded multinational organisations over many years. He will bring broad global experience across a diverse range of industries, including mining, deep financial knowledge and a clear focus on delivering strong results for the company and shareholders. I welcome David to BHP and look forward to him joining the team.”

“I want to thank Peter Beaven for both the significant contribution he has made to BHP and the support and friendship he has shown me over many years. His leadership, passion for continuous improvement and strategic approach have made BHP safer, more sustainable and more valuable.

“In his current role, Peter has developed and embedded our rigorous approach to capital allocation that instilled a strong culture of value and returns throughout the organisation. During his time as CFO, the company’s financial position significantly strengthened, our project portfolio became more value focused and our functions more efficient while shareholders benefited from record cash returns. Peter also spent ten years in major operational roles, including leading our copper business where he oversaw record throughput at Escondida and completion of several major projects that have set our Chilean operations up for sustained success.

“Having decided to pursue his own personal ambitions, Peter committed last financial year to support BHP through the transition from Andrew Mackenzie to a new CEO. His support has been invaluable to me as I have transitioned into the role. I thank him on behalf of employees across BHP, the leadership team, the Board and our shareholders.”

Mr Lamont said: “I am delighted to rejoin one of the best companies in the world. BHP has strong values and a robust financial position, making this an exciting opportunity to be part of a team that can generate returns to shareholders over the long term and make a positive difference to local communities and global markets. I look forward to working with Mike and the team.”

Mr Lamont holds a Bachelor of Commerce degree, is a qualified Chartered Accountant and is a member of the Institute of Chartered Accountants (Australia) and a Director of Financial Executives Institute of Australia.

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

Media Relations

Email: media.relations@bhp.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 411 071 715

Europe, Middle East and Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

Americas

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhp.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

Europe, Middle East and Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

Brian Massey

Tel: +1 713 296 7919 Mobile: +1 832 870 7677

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: June 17, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary